Exhibit 99.1

SCOTIABANK ANNOUNCES DIVIDEND ON OUTSTANDING SHARES

TORONTO, ON--(Marketwired – March 1, 2016) -  – Scotiabank today announced a dividend on the outstanding shares of the Bank for the quarter ending April 30, 2016, as follows, payable on April 27, 2016 to shareholders of record at the close of business on April 5, 2016:

Common Shares
• Dividend No. 587	of $0.72 per share; an increase of 2 cents

Non-Cumulative Preferred Shares
• Series 14, Dividend No. 37
• Series 15, Dividend No. 3
• Series 16, Dividend No. 34
• Series 17, Dividend No. 33
• Series 18, Dividend No. 32
• Series 19, Dividend No. 12
• Series 20, Dividend No. 32
• Series 21, Dividend No. 10
• Series 22, Dividend No. 30
• Series 23, Dividend No. 9
• Series 30, Dividend No. 2 4
• Series 31, Dividend No. 4
• Series 32, Dividend No. 22
• Series 33, Dividend No. 1
• Series 34, Dividend No. 1

of $0.281250 per share;
of $0.281250 per share;
of $0.328125 per share;
of $0.350000 per share;
of $0.209375 per share;
of $0.157625 per share;
of $0.225625 per share;
of $0.135750 per share;
of $0.239375 per share;
of $0.147000 per share;
of $0.113750 per share;
of $0.092000 per share;
of $0.133899 per share;
of $0.105690 per share;
of $0.497300 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan (the "Plan").  As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued issuances of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market at the Average Market Price (as defined in the Plan). All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

For further information:

Jake Lawrence, Scotiabank Investor Relations, (416) 866-5712, jake.lawrence@scotiabank.com;

Rick Roth, Scotiabank Public and Corporate Affairs, (416) 933-1795,
rick.roth@scotiabank.com